FOR IMMEDIATE RELEASE


     Contact: Duane E. Wheeler
              Vice President - Finance & Treasurer
             (617) 828-0220 Ext. 1375


     Plymouth Rubber Company Announces Stock Dividend


     Canton, Massachusetts (June 11, 1996) - Plymouth Rubber Company, Inc., (AMEX: PLRA, PLRB) today announced that its Board of Directors declared a 5% stock dividend on both Class A (voting) and Class B (non voting) common stock. The dividend will be paid in Class B shares on August 19, 1996, to shareholders of record as of June 24, 1996.


     "This is the second consecutive year Plymouth Rubber has declared a stock dividend," said Maurice J. Hamilburg, the Company's President and Chief Executive Officer. "Our business outlook continues to be encouraging, and we believe that this second stock dividend will again increase our stock's liquidity. This action is part of our comprehensive effort to increase investor awareness of Plymouth Rubber."

     "Fiscal 1995 was the fourth consecutive year of increasing profits from continuing operations," Mr. Hamilburg noted. "We believe the Company is adhering to the correct strategy to continue this trend over the long term."

     After the share distribution, there will be 810,586 shares of Class A and approximately 1,144,700 shares of Class B common stock outstanding.

     Plymouth Rubber Company, Inc., manufactures and distributes rubber and vinyl products, including insulating tapes, automotive tapes, and other industrial tapes and films. The Company's products are used by the electrical supply industry, electric utilities, and automotive and other original equipment manufacturers.